Exhibit 99.1

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2013 and 2012

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited interim consolidated financial statements and accompanying notes (the Consolidated Financial Statements) of Hydro One Inc. (the Company) for the three and nine months ended September 30, 2013, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended December 31, 2012. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the US. This MD&A provides information for the three and nine months ended September 30, 2013 and up to and including November 14, 2013.

EXECUTIVE SUMMARY

We are wholly owned by the Province of Ontario (Province), and our transmission and distribution businesses are regulated by the Ontario Energy Board (OEB). Our corporate strategy is based on our mission and vision and our values. Our mission and vision has been refined to recognize the unique role we play in the economy of the province and as a provider of critical infrastructure to all our customers. We strive to be an innovative and trusted company, delivering electricity safely, reliably and efficiently to create value for our customers. We operate as a commercial enterprise with an independent Board of Directors. Our strategic plan is driven by our values, which represent our core beliefs: health and safety; excellence; stewardship; and innovation. Safety is of utmost importance to us because we work in an environment that can be hazardous. We take our responsibility as stewards of critical provincial assets seriously. We demonstrate sound stewardship by managing our assets in a manner that is commercial, transparent and which values our customers. We strive for excellence by being trained, prepared and equipped to deliver high-quality service. We value innovation because it allows us to increase our productivity and develop enhanced methods to meet the needs of our customers.

We have eight strategic objectives that are inextricably linked. They drive the fulfillment of our mission and vision. The eight strategic objectives are:

•	Creating an injury-free workplace and maintaining public safety;

•	Satisfying our customers;

•	Continuous innovation;

•	Building and maintaining reliable, affordable transmission and distribution systems;

•	Protecting and sustaining the environment for future generations;

•	Championing people and culture;

•	Maintaining a commercial culture that increases value for our shareholder; and

•	Achieving productivity improvements and cost-effectiveness.

During 2013, our financial fundamentals remained strong with year-to-date net income of $643 million. Our OEB-approved revenue requirement for our transmission business for 2013 is $1,438 million. The approved 2011 revenue requirement for our Hydro One Networks Inc.’s (Hydro One Networks) Distribution Business is $1,218 million. Distribution rates for Hydro One Networks continued unchanged throughout 2012 and have been adjusted in 2013 based on the OEB’s incentive regulation mechanism (IRM). Distribution rates will be re-based following the next cost-of-service hearing. Approved rates support the work programs required to sustain our critical infrastructure and invest in a sustainable electricity system that supports renewable and clean generation. We successfully issued $1,185 million in debt financing in 2013, all of which was issued in October. A full discussion of our results of operations and financing activities can be found in the sections “Results of Operations” and “Liquidity and Capital Resources.”

1

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

For the nine months ended September 30, 2013, we had invested more than $975 million in capital investments to improve system reliability and performance, address our aging power system, facilitate new generation and improve service to our customers. Capital investments for the next few years will include those required to build critical infrastructure identified in the current Long-Term Energy Plan (LTEP), which is based on recommendations from the Ontario Power Authority (OPA), and expenditures to address aging infrastructure. A formal review of the LTEP was announced in April. A revised LTEP is anticipated to be issued before the end of the year. Our future capital investments are more fully described in the section “Future Capital Investments.”

OVERVIEW

Our company has three reportable segments:

•	Our Transmission Business, which comprises the core business of providing electricity transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

•	Our Distribution Business, which comprises the core business of delivering and selling electricity to customers; and

•	Other, the operations of which primarily consist of those of the telecommunications business.

Substantially all of Ontario’s electricity transmission system is owned and operated by our subsidiary Hydro One Networks. Our transmission system forms an integrated transmission grid that is monitored, controlled and managed centrally from our Ontario Grid Control Centre. Our system operates over relatively long distances and links major sources of generation to transmission stations and larger area load centres.

Our consolidated distribution system is the largest in Ontario and it spans roughly 75% of the province. Our subsidiary Hydro One Remote Communities Inc. (Hydro One Remote Communities) operates small, regulated generation and distribution systems in a number of remote First Nations and other communities across northern Ontario that are not currently connected to Ontario’s electricity grid.

Our wholly-owned subsidiary, Hydro One Telecom Inc., markets fibre-optic capacity to telecommunications carriers and commercial customers with broadband network requirements, including a dedicated optical network providing secure, high-capacity connectivity across numerous health care locations in Ontario.

Our electricity transmission and distribution businesses are licenced and regulated by the OEB. The OEB sets rates following oral or written public hearings. Our transmission revenues primarily include our transmission tariff, which is based on the province-wide uniform transmission rates approved by the OEB for all transmitters across Ontario. Our distribution revenues primarily include our distribution tariff, which is also based on OEB-approved rates, and the recovery of the cost of purchased power used by our customers. Consequently, our Distribution Business does not have commodity price risk. Transmission and distribution tariff rates are set based on an approved revenue requirement that provides for cost recovery and the allowed return on rate base. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory accounts over specified timeframes.

On October 9, 2013, we issued $1,185 million of notes under our Medium-Term Note (MTN) Program. This financing marks our largest issue to date, surpassing the $1 billion raised through our inaugural debt offering in June 2000. The notes were offered on a registered basis in both Canada and the US and were listed on the New York Stock Exchange.

We continue to invest in the expansion, reinforcement and sustainment of our transmission and distribution systems. In September of this year, the OEB approved our application for leave to construct an upgrade to our transmission line facilities in the Kitchener-Waterloo-Cambridge-Guelph area, to minimize the impact of any major transmission outages on area customers. As part of the application, we requested and received approval to classify the project’s assets as network assets instead of line connection assets.

We remain committed to a prudent and measured approach to distribution rationalization. In April of this year, we entered into a Sale/Purchase Agreement with Norfolk County to purchase the outstanding shares of Norfolk Power Inc. (Norfolk Power). An OEB decision on the acquisition and closing of the deal is anticipated early in 2014.

2

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

Our results are summarized in the following table:

	Three months ended September 30				Nine months ended September 30
(millions of Canadian dollars, except as otherwise noted)	2013	2012	$ Change	% Change	2013	2012	$ Change	% Change
Revenues	1,542	1,466	76	5	4,517	4,293	224	5
Purchased power	744	695	49	7	2,226	2,064	162	8
Operating costs	467	439	28	6	1,312	1,289	23	2
Net income	218	201	17	8	643	580	63	11
Net cash from operating activities	490	396	94	24	976	871	105	12

Average Ontario 60-minute peak demand (MW)[1]	23,481	23,002	479	2	21,812	21,581	231	1

Distribution – units distributed to our customers (TWh)[1]	7.2	7.3	(0.1)	(1)	22.0	21.8	0.2	1

[1]	System-related statistics are preliminary

RESULTS OF OPERATIONS

As used in this section, references to increases and decreases, whether in terms of amounts or percentages, are made by comparison of the three and nine months ended September 30, 2013 to the three and nine months ended September 30, 2012, respectively.

Revenues

	Three months ended September 30				Nine months ended September 30
(millions of Canadian dollars)	2013	2012	$ Change	% Change	2013	2012	$ Change	% Change
Transmission	422	403	19	5	1,163	1,134	29	3
Distribution	1,104	1,047	57	5	3,308	3,112	196	6
Other	16	16	—	—	46	47	(1)	(2)

	1,542	1,466	76	5	4,517	4,293	224	5

Average Ontario 60-minute peak demand (MW) [1]	23,481	23,002	479	2	21,812	21,581	231	1

Distribution – units distributed to customers (TWh)[1]	7.2	7.3	(0.1)	(1)	22.0	21.8	0.2	1

[1]	System-related statistics are preliminary

Electricity demand generally follows normal weather-related variations, and consequently, our energy-related revenues, all other things being equal, will tend to be higher in the first and third quarters than in the second and fourth quarters.

Transmission

Transmission revenues primarily consist of our transmission tariff, which is based on the monthly peak electricity demand across our high-voltage network. The tariff is designed to recover revenues necessary to support a transmission system with sufficient capacity to accommodate the maximum expected demand. Demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting excess generation to surrounding markets, ancillary revenues primarily attributable to maintenance services provided to generators, and secondary use of our land rights.

Our transmission revenues were higher by $19 million, or 5%, in the third quarter of 2013, and by $29 million, or 3%, in the first nine months of 2013, compared to the same periods in 2012.

3

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

The average Ontario 60-minute peak demand was higher for both the quarter and the year-to-date period, resulting in an increase in transmission revenue of $13 million and $14 million, respectively, compared to the same periods last year. Among other factors, we incurred short periods of warmer weather in the summer, as compared to the prior year.

On December 20, 2012, the OEB rendered its decision on our 2013 and 2014 transmission rate application. This decision followed extensive review of our evidence submitted for the necessary funding in support of aging critical infrastructure and investments. The revenue requirement approved for 2013 resulted in no change to rates for the transmission portion of the customer bill compared to previous 2012 OEB-approved rate levels. However, we experienced higher revenues of $6 million in the quarter and $15 million on a year-to-date basis associated with OEB’s approval of export service revenues and ancillary services as part of the same decision.

Distribution

Our consolidated Distribution Business consists of the separately regulated distribution businesses of our subsidiaries Hydro One Networks, Hydro One Brampton Networks Inc. (Hydro One Brampton Networks), and Hydro One Remote Communities. Distribution revenues include our distribution tariff and amounts to recover the cost of purchased power used by the customers of our Distribution Business. Accordingly, our distribution revenues are influenced by the amount of electricity we distribute, the cost of purchased power and our distribution tariff rates. Distribution revenues also include minor ancillary distribution services revenues, such as fees related to the joint use of our distribution poles by the telecommunications and cable television industries, as well as miscellaneous charges such as those charged for late payments.

Our distribution revenues increased by $57 million, or 5%, in the third quarter, and by $196 million, or 6%, in the first nine months of 2013, compared to the same periods last year. These increases include the recovery of higher purchased power costs of $49 million in the third quarter and $162 million in the first nine months, as described below under “Purchased Power.” In addition, energy consumption was higher for both the quarter and the year-to-date periods, resulting in an increase of revenues of $3 million and $14 million, respectively. For the quarter, the increase is attributable to slightly warmer weather experienced this summer, and on a year-to-date basis the increase primarily resulted from the colder winter, as compared to the prior year.

Distribution revenues also increased by $2 million and $11 million for the three and nine months ended September 30, 2013, respectively, as a result of our placement in service of new smart grid and smart meter investments, which are currently recovered through separate rate mechanisms.

On December 14, 2012, the OEB approved new tariff rates effective January 1, 2013, on the basis of its 3rd Generation IRM process. The OEB’s IRM decision resulted in higher distribution revenues of $3 million in the third quarter of 2013 and $8 million in the first nine months of the year, which will support the maintenance and investment requirements of our distribution system and enable the safe and reliable delivery of electricity to our customers throughout Ontario. Also as part of its IRM decision, the OEB approved our application for an additional rate rider related to an incremental capital module (ICM) adjustment to our rates, reflecting our placement in service of certain specific capital investments. This ICM approval resulted in an increase of $3 million to our revenue in the quarter and a $10 million increase in the first nine months, compared to the same periods in 2012.

The impact of these distribution revenue increases was partially offset by lower ancillary distribution revenues of $3 million in the third quarter and $9 million in the year-to-date period, primarily associated with OEB-approved regulatory accounts.

Currently, as stated in our significant accounting policies, monthly distribution revenue is estimated for a period based on wholesale electricity purchases. At the end of each month, the electricity delivered to customers, but not billed, is estimated and revenue is recognized. The newly implemented Customer Information System (CIS) phase of our entity-wide system improvement project will allow us to use historical trends at a customer level to better estimate our unbilled revenue each period. This change in methodology for estimating revenue is anticipated to be implemented by early 2014. Any changes in estimate will be accounted for prospectively.

4

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

Purchased Power

Purchased power costs are incurred by our Distribution Business and represent the cost of purchased electricity delivered to customers within our distribution service territory. These costs comprise the wholesale commodity cost of energy, the Independent Electricity System Operator’s (IESO) wholesale market service charges, and transmission charges levied by the IESO. The commodity cost of energy for certain low-volume and designated customers is based on the OEB’s Regulated Price Plan (RPP), which consists of a two-tiered pricing structure with threshold amounts and a separate pricing structure for RPP customers subject to time-of-use (TOU) billing, both of which are adjusted twice annually. We began transitioning our RPP customers to TOU billing in May 2010, and substantially all of our RPP customers are now subject to TOU billing. We received an exemption from the OEB, effective until December 31, 2014, from implementing mandatory TOU pricing for approximately 120,000 customers that are currently out of reach of our smart meter telecommunications infrastructure. Customers who are not eligible for the RPP pay the market price for electricity, adjusted for the difference between market prices and the prices paid to generators under the Electricity Restructuring Act, 2004. A summary of the RPP for the reporting and comparative periods is provided below.

RPP	Tier Threshold (kWh/month)		Tier Rates (cents/kWh)
Effective Date	Residential	Non-Residential	First Tier	Second Tier
November 1, 2011	1,000	750	7.1	8.3
May 1, 2012	600	750	7.5	8.8
November 1, 2012	1,000	750	7.4	8.7
May 1, 2013	600	750	7.8	9.1

RPP TOU	Rates (cents/kWh)
Effective Date	On Peak	Mid Peak	Off Peak
November 1, 2011	10.8	9.2	6.2
May 1, 2012	11.7	10.0	6.5
November 1, 2012	11.8	9.9	6.3
May 1, 2013	12.4	10.4	6.7

Purchased power costs increased by $49 million, or 7%, to $744 million in the third quarter of 2013, and by $162 million, or 8%, to $2,226 million in the first nine months of 2013, compared to the same periods in 2012.

The increase in our third quarter purchased power costs was primarily due to an increase of $50 million from higher purchased power costs for customers who are not eligible for the RPP. The increase in our purchased power costs for the nine months ended September 30, 2013 was primarily due to an increase of $94 million from higher purchased power costs for customers who are not eligible for the RPP, $48 million resulting from the impact of changes in the OEB’s RPP rates for residential and other eligible customers, and $18 million due to higher electricity demand.

In addition, we experienced an increase of $2 million and $5 million resulting from the IESO’s Smart Meter Entity charge effective May 1, 2013 in the quarter and year-to-date periods, respectively, and $1 million increases in both periods resulting from the OEB transmission rate decision effective January 1, 2013. The increases in our purchased power costs were partially offset by a $4 million reduction in wholesale market service charges levied by the IESO in both periods, compared to 2012.

Operation, Maintenance and Administration

Our operation, maintenance and administration costs consist of labour, materials, equipment and purchased services which support the operation and maintenance of the transmission and distribution systems. Also included in these costs are property taxes and payments in lieu thereof on our transmission and distribution lines, stations and buildings.

Operation, maintenance and administration costs for each of our three business segments were as follows:

	Three months ended September 30				Nine months ended September 30
(millions of Canadian dollars)	2013	2012	$ Change	% Change	2013	2012	$ Change	% Change
Transmission	112	100	12	12	289	314	(25)	(8)
Distribution	170	161	9	6	487	457	30	7
Other	14	15	(1)	(7)	44	45	(1)	(2)

	296	276	20	7	820	816	4	—

5

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

Our company continues to focus on managing its costs, while continuing to substantially complete our planned work programs for both our transmission and distribution businesses.

Transmission

Transmission operation, maintenance and administration costs incurred to sustain our high-voltage transmission stations, lines and rights-of-way, increased by $12 million, or 12%, to $112 million in the third quarter of 2013, and decreased by $25 million, or 8%, to $289 million on a year-to-date basis, compared to the same periods in 2012. Within our work programs, we continued to invest in the safe and reliable operation of our transmission system that spans Ontario. Our work program costs increased by $5 million in the third quarter of 2013, and by $1 million on a year-to date basis, compared to the same periods last year. The increases were primarily due to higher expenditures related to our forestry work program on our transmission rights of way resulting from heavy tree densities, emergency restoration requirements as a result of severe flooding at our Richview and Manby transmission stations caused by a major rainstorm that hit the Greater Toronto Area on July 8, 2013, and increased internal compliance program requirements related to the reliability standards and criteria mandated by the North American Electric Reliability Corporation. In the year-to-date period, we also experienced higher expenditures related to increased power equipment refurbishment work. These variances were offset during both periods by lower expenditures related to the OPA recommendation to increase short circuit and/or transformer capacity at ten of our transmission stations to enable the connection of small renewable projects, as this work was substantially completed by the end of 2012. Expenditures for these station upgrades were recorded within operation, maintenance and administration rather than as capital investments, given that recovery was restricted pursuant to a shareholder declaration made on April 19, 2011. In addition, we experienced lower expenditures within our overhead lines program in both the third quarter and nine-month periods. Expenditures in support of our transmission system increased by $7 million in the third quarter of 2013, but decreased by $26 million during the year-to-date period, compared to 2012. During both periods, we experienced an increase in ancillary services costs, which was more than offset in the year-to-date period by a reduction to our provision for payments in lieu of property taxes related to transmission stations for the years 1999 to 2012, inclusive, following the finalization of the related regulations and receipt of a final assessment of our property tax returns.

Distribution

Distribution operation, maintenance and administration costs required to maintain our low-voltage distribution system increased by $9 million, or 6%, to $170 million in the third quarter of 2013, and by $30 million, or 7%, to $487 million in the nine-month period, compared to 2012. Our work program expenditures increased by $11 million in the third quarter, and by $23 million on a year-to-date basis, compared to 2012, mainly as a result of increased power restoration expenditures following major storms in April and July 2013, increased customer-driven work related to trouble calls and cable locates, in support of the Province’s One Call Program, higher requirements within our line patrol program, increased customer service support, higher minor Information Technology (IT) improvements and enhancements, and continued work on our Advanced Distribution Solution (ADS) Project. These impacts were partially offset by lower stations corrective maintenance and transformer overhaul program requirements in both periods, as well as lower forestry expenditures in the year-to-date period compared to last year reflecting a later start to our brush control program given unfavourable winter weather conditions compared to last year, and lower line clearing expenditures reflecting lower densities compared to the same period last year. Our expenditures in support of our distribution system decreased by $2 million in the third quarter of 2013 compared to the same period in the prior year, primarily due to a decrease in ancillary services costs, and increased by $7 million on a year-to-date basis in support of the CIS phase of our entity-wide information system replacement and improvement project, which was successfully placed in service in May 2013.

Depreciation and Amortization

Depreciation and amortization expense increased by $8 million, or 5%, to $171 million in the third quarter and by $19 million, or 4%, to $492 million in the first nine months compared to the same periods last year. The increases were mainly attributable to higher depreciation expense of $7 million in the quarter and $14 million year-to-date related to our placement of new assets in service, consistent with our ongoing capital work program, partially offset by asset retirements and the implementation of new lower depreciation rates for some of our assets. Higher asset removal costs of $1 million and $6 million in the quarter and year-to-date periods, respectively, also contributed to the increase. The year-to-date increases were partially offset by lower amortization associated with certain regulatory accounts of $1 million in the first nine months.

6

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

Financing Charges

Financing charges in the quarter decreased by $7 million, or 7%, to $90 million compared to the same period in 2012, and decreased by $3 million, or 1%, to $267 million for the year-to-date period. Decreases in the quarter primarily resulted from a $9 million reduction in bond interest due to a lower average interest rate as well as a lower average level of debt, partially offset by a $1 million decrease in interest income due to a lower level of investments and higher miscellaneous financing charges of $1 million. Decreases for the first nine months primarily resulted from a $14 million reduction in bond interest due to a lower average interest rate. This was partially offset by a $7 million decrease in interest capitalized and a $2 million decrease in interest income due to a lower level of investments and higher miscellaneous financing charges of $2 million.

Provision for Payments in Lieu of Corporate Income Taxes

The provision for payments in lieu of corporate income taxes (PILs) decreased by $11 million, or 32%, to $23 million in the third quarter and by $21 million, or 23%, to $69 million on a year-to-date basis, compared to the same periods last year. In the quarter and on a year-to-date basis, the decrease primarily resulted from changes in net temporary differences, such as capital cost allowance in excess of depreciation and amortization, as well as provision to return adjustments related to higher scientific research and development benefits realized. This was partially offset in the year-to-date period by the impact of higher levels of pre-tax income.

Net Income

Net income was $218 million for the third quarter and $643 million for the first nine months of 2013, $17 million, or 8%, higher than our comparable 2012 net income in the quarter and $63 million, or 11%, higher in the first nine months. We experienced higher distribution revenues mainly reflecting increased purchased power costs, primarily related to the OEB’s RPP rate-setting process and the IESO’s spot market. We also experienced increased transmission revenues reflecting a higher peak demand in both periods of the year due to intermittent periods of hot weather in the summer. Our net income was also positively impacted by a lower provision for PILs and lower financing charges. Power restoration expenditures following major storms in April and July of this year contributed to increased operation, maintenance and administration expenditures in both periods. In the year-to-date period, increases in operation, maintenance and administration expenditures were partially offset by a reduction to our provision for payments in lieu of transmission station property taxes following the finalization of the assessment of certain prior years’ property tax returns.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters from the quarter ended December 31, 2011 through September 30, 2013. This information has been derived from our unaudited interim Consolidated Financial Statements and our audited annual Consolidated Financial Statements, which include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of our financial position and results of operations for those periods. These operating results are not necessarily indicative of results for any future period and should not be relied upon to predict our future performance.

(millions of Canadian dollars)	2013			2012				2011
Quarter ended	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Total revenue	1,542	1,403	1,572	1,435	1,466	1,359	1,468	1,359
Net income	218	168	257	165	201	169	210	120
Net income to common shareholder	214	163	253	160	197	164	206	115

Electricity demand generally follows normal weather-related variations, and consequently, our electricity-related revenues and net income, all other things being equal, would tend to be higher in the first and third quarters than in the second and fourth quarters.

7

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity and capital resources are funds generated from our operations, debt capital market borrowings and bank financing. These resources will be used to satisfy our capital resource requirements, which continue to include our capital expenditures, servicing and repayment of our debt, and dividends.

Summary of Sources and Uses of Cash

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2013	2012	2013	2012
Operating activities	490	396	976	871
Financing activities
Long-term debt issued	—	310	—	1,035
Long-term debt retired	—	(600)	—	(600)
Short-term notes payable	(98)	—	20	—
Dividends paid	(29)	(29)	(188)	(340)
Investing activities
Capital expenditures	(363)	(357)	(995)	(1,045)
Other financing and investing activities	18	42	10	38

Net change in cash and cash equivalents	18	(238)	(177)	(41)

Operating Activities

Net cash from operating activities increased by $94 million, to $490 million, in the third quarter of 2013, and by $105 million, to $976 million, in the first nine months of 2013, compared to 2012. The increase in the third quarter of 2013 is due to higher net income compared to the prior year, as well as changes in payable and accrual balances mainly related to capital projects. The increase in the first nine months of 2013 is due to higher net income compared to the prior year, as well as changes in payable and accrual balances mainly related to timing of tax payments and to capital projects. The increase in the first nine months was partially offset by growth in accounts receivable balances resulting from higher revenues and a change in collection cycles in the period.

Financing Activities

Short-term liquidity is provided through funds from operations, our Commercial Paper Program, under which we are authorized to issue up to $1,000 million in short-term notes with a term to maturity of less than 365 days, our revolving credit facility, and through our holding of Province of Ontario Floating-Rate Notes.

Our Commercial Paper Program is supported by a total of $1,750 million in liquidity facilities comprised of our $1,500 million committed revolving credit facility with a syndicate of banks, which matures in June 2018, and our investment in Province of Ontario Floating-Rate Notes of $250 million (with a fair value of $251 million at September 30, 2013). The short-term liquidity under this program and anticipated levels of funds from operations should be sufficient to fund our normal operating requirements.

As at September 30, 2013, we had $8,460 million in long-term debt outstanding, including the current portion. Our notes and debentures mature between 2013 and 2062. Long-term financing is provided by our access to the debt markets, primarily through our MTN Program. The maximum authorized principal amount of medium-term notes issuable under this program is $3,000 million. As at September 30, 2013, $3,000 million remained available until October 2015.

Cash generated from operations, after payment of expected dividends, will not be sufficient to fund capital expenditures, fund the repayment of our existing indebtedness, and meet other liquidity requirements. We rely on debt financing through our MTN Program and Commercial Paper Program to repay our existing indebtedness and fund a portion of our capital expenditures.

8

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

Rating
Rating Agency	Short-term Debt	Long-term Debt
DBRS Limited	R-1 (middle)	A (high)
Moody’s Investors Service Inc.	Prime-1	A1
Standard & Poor’s Rating Services Inc. (S&P)[1]	A-1	A+

[1]	On April 25, 2012, S&P revised their outlook on our company to negative from stable.

We have the customary covenants normally associated with long-term debt. Among other things, our long-term debt covenants limit our permissible debt as a percentage of our total capitalization, limit our ability to sell assets, and impose a negative pledge provision, subject to customary exceptions. The credit agreements related to our credit facilities have no material adverse change clauses that could trigger default. However, the credit agreements require that we provide notice to the lenders of any material adverse change within three business days of the occurrence. The agreements also provide limitations that debt cannot exceed 75% of total capitalization and that third party debt issued by our subsidiaries cannot exceed 10% of the total book value of our assets. We were in compliance with all these covenants and limitations as at September 30, 2013.

In the first nine months of 2013, we did not issue any long-term debt under our MTN Program. In the third quarter and first nine months of 2012, we issued $310 million and $1,035 million, respectively, in long-term debt under our MTN Program. There were no debt maturities in the first nine months of 2013 but we called and redeemed $600 million in long-term debt in the first nine months of 2012, all of which occurred in the third quarter of the year. We had $20 million in short-term notes outstanding as at September 30, 2013, but none as at September 30, 2012.

Common dividends are declared at the sole discretion of our Board of Directors, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial condition, cash requirements, and other relevant factors such as industry practice and shareholder expectations. Common dividends pertaining to our quarterly financial results are generally declared and paid in the immediately following quarter.

In the third quarter of 2013, we paid dividends to the Province in the amount of $29 million, consisting of $25 million in common dividends and $4 million in preferred dividends. In the third quarter of 2012, we paid common dividends of $25 million and preferred dividends of $4 million.

In the first nine months of 2013, we paid dividends to the Province in the amount of $188 million, consisting of $175 million in common dividends and $13 million in preferred dividends. In the first nine months of 2012, we paid common dividends of $327 million and preferred dividends of $13 million.

Our objectives with respect to our capital structure are to maintain effective access to capital on a long-term basis at reasonable rates and to deliver appropriate financial returns to our shareholder.

Investing Activities

Capital investments (capital expenditures and accruals), primarily to enhance and reinforce our transmission and distribution infrastructure in the public interest, were as follows:

	Three months ended September 30				Nine months ended September 30
(millions of Canadian dollars)	2013	2012	$ Change	% Change	2013	2012	$ Change	% Change
Transmission	200	201	(1)	—	506	577	(71)	(12)
Distribution	157	171	(14)	(8)	469	459	10	2
Other	1	2	(1)	(50)	4	5	(1)	(20)

	358	374	(16)	(4)	979	1,041	(62)	(6)

Transmission

Transmission capital investments decreased by $1 million to $200 million in the third quarter of 2013, and by $71 million, or 12%, to $506 million in the nine-month period of 2013, compared to the same periods last year.

9

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

Investments to expand and reinforce our transmission system were $51 million in the third quarter and $134 million on a year-to-date basis, representing respective reductions of $25 million and $108 million, compared to 2012. The majority of these decreases were related to the successful completion of our Bruce to Milton Transmission Reinforcement project to connect refurbished nuclear and new wind generation sources in the Huron-Grey-Bruce area. This project was successfully declared in-service in May 2012. In addition, we experienced lower expenditures during the year-to-date period as a result of completing our Commerce Way Transformer Station, a new load supply station in the City of Woodstock to address load growth issues in the Woodstock area; and the Switchyard Reconstruction Project at our Burlington Transformer Station, where two new 115kV switchyards were constructed to increase the load supply capacity and to ensure reliability of supply to customers in the area. These projects were successfully declared in-service in February 2013 and December 2012, respectively.

During both the third quarter and year-to-date periods, we continued to invest in inter-area network projects to support the Province’s supply mix objectives for generation and in load customer connections and local area supply projects to address growing loads. Our local area supply project expenditures include investments in our Midtown Electricity Infrastructure Renewal Project, which will provide additional supply capability to meet future load growth in midtown Toronto as well as areas to the west. Work is progressing at our Hearn Switching Station, where we are rebuilding an existing switchyard that has reached its end-of-life. This project will also increase short circuit capability to accommodate future connection of renewable generation in central and downtown Toronto. We are also constructing our West of London Transmission Reinforcement Project to increase transmission capability between our Lambton (Sarnia) and Longwood (London) transformer stations. This project is needed to enable the incorporation of 10,700 MW of non-hydroelectric renewable generation resources by 2018, consistent with government policy.

Investments to sustain our existing transmission system were $128 million in the third quarter and $335 million in the year-to-date period of 2013, representing increases of $14 million and $35 million, respectively, compared to the same periods in 2012. We experienced increased expenditures in both the quarter and year-to-date periods related to the refurbishment and replacement of end-of-life equipment for overhead lines and system re-investments in order to improve reliability. We also continued work on replacing end-of-life underground transmission cables between our Strachan Transformer Station and Riverside Junction. These new underground cables will maintain a reliable supply of electricity to downtown Toronto. Offsetting the increased expenditures in both periods were lower expenditures associated with the timing of work associated with the refurbishment and replacement of end-of-life transformers.

Our other transmission capital investments were $21 million in the third quarter and $37 million in the year-to-date period of 2013, representing increases of $10 million and $2 million, respectively, compared to 2012. The increases in both periods were mainly due to increased fleet acquisitions and emergency flood restoration work at our Richview transmission station resulting from the heavy rainstorm that hit the Greater Toronto Area on July 8, 2013. These increases were partially offset by lower requirements related to IT initiatives, including our entity-wide SAP information system replacement and improvement project.

Distribution

Our distribution capital investments decreased by $14 million, or 8%, to $157 million in the third quarter, and increased by $10 million, or 2%, to $469 million in the nine-month period of 2013, compared to the same periods in 2012.

Capital investments to expand and reinforce our distribution network were $56 million in the third quarter and $170 million in the nine-month period of 2013, representing decreases of $18 million and $37 million, respectively, compared to 2012. We experienced reduced expenditures related to some of our major projects including the ADS Project, as we successfully completed the deployment of our Distribution Management System within our Owen Sound pilot area last year and the Smart Metering Project, as most of the network expansion work was completed last year. During the year-to-date period, we also experienced a lower demand for new customer connections and upgrades. These impacts were partially offset by increased work on upgrading and adding capacity to our system to enable new customer connections on a year-to-date basis compared to the same period last year.

Investments to sustain our distribution system were $76 million in the third quarter and $208 million in the nine-month period of 2013, representing increases of $14 million and $38 million, respectively, compared to 2012, primarily due to increased expenditures for component replacements related to storm restoration work resulting from major storms that hit Ontario on April 12 and July 19, 2013, and increased work within our wood pole replacement, and station refurbishment and upgrade projects, partially offset by lower work within our lines programs. The year-to-date variance was also impacted by timing of customer contribution payments received last year in respect of work for joint use and relocation of our lines.

10

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

Our other distribution capital investments were $25 million in the third quarter and $91 million for the nine-month period of 2013, representing a decrease of $10 million and an increase of $9 million, respectively, compared to last year. The majority of these expenditures were related to the CIS phase of our entity-wide information system replacement and improvement project, which was successfully placed into service in May 2013. In addition to replacing end-of-life systems, this implementation will result in process improvements that are expected to provide many benefits including enhancements to customer satisfaction through reduced call times and first call resolution of issues given faster availability of information. Productivity savings are also anticipated to result from performance improvements, consolidation of IT systems, and decommissioning of legacy IT systems. In addition, during both the third quarter and year-to-date period, we experienced increases in emergency flood restoration work at our Richview transmission station following the rainstorm on July 8, 2013 and in fleet acquisitions.

Future Capital Investments

Our capital investments for 2013 are budgeted at approximately $1,600 million. Our 2013 capital budgets for our transmission and distribution businesses are about $1,000 million and $600 million, respectively. Our consolidated capital investments are expected to be approximately $1,600 million annually in 2014 and 2015. These investment levels reflect meeting the sustainment requirements of our aging infrastructure, based on our most recent business plan. Our sustainment program is expected to be approximately $800 million in 2013, and $900 million in each of 2014 and 2015. Our major development projects include the ADS, inter-area network upgrades that reflect supply mix policies, local area supply requirements, and requirements to enable Distributed Generation. Our development investments are expected to be approximately $600 million in 2013, $450 million in 2014, and $500 million in 2015. Other capital investments are expected to be approximately $200 million in 2013, $250 million in 2014 and $200 million in 2015. These expenditures include current year investments to replace our end-of-life customer billing system with a new CIS and smaller projects related to the continued realization of increased productivity from our enterprise-wide information system.

Excluding our pending acquisition of Norfolk Power, our capital investments for 2013 are currently anticipated to be lower than budget by approximately $220 million mainly due to unavailability of long lead materials and changes in costs and timing of certain large transmission development programs and projects, partially offset by an anticipated increase to our distribution capital investments.

On February 28, 2011, the OEB issued a decision amending Hydro One Networks’ transmission licence in accordance with a directive from the Minister of Energy to the OEB. The licence amendment requires Hydro One Networks to develop and either seek approvals for, or implement, specified transmission projects and transformer station upgrades to safely and reliably accommodate additional renewable energy in accordance with recommendations from the OPA. On April 7, 2011, the OPA provided the scope and timing to increase short circuit and/or transformer capacity at ten of 15 transformer stations. Seven of these station upgrades have now been completed. Expenditures for these station upgrades were recorded within operation, maintenance and administration expense rather than as capital investments, given that recovery was restricted pursuant to a declaration made by our Shareholder, the Province, on April 19, 2011. Alternative solutions have been identified for the other three station upgrades. In June 2011, the OPA recommended the scope and timing of one of the three priority specified transmission projects, the West of London Transmission Upgrade Project, with a required in-service date of December 2014. This project generally requires restringing conductor on existing towers along an existing right-of-way and will enable the connection of additional renewable generation in the west of London area. It is needed to satisfy government policy relating to the incorporation of 10,700 MW of non-hydroelectric renewable generation resources by 2018. This project is reflected in our budgeted capital investments. In October 2011, the OPA recommended the scope and timing of a second priority specified transmission project, the Southwestern Ontario Reactive Compensation Priority Project, that would have increased the transmission capability of the Bruce transmission system. On April 17, 2013, we received a letter from the OPA notifying that the need and/or timing of the Southwestern Ontario Reactive Compensation Priority Project may be deferred until further notice and on August 9, 2013, we received a letter from the OPA requesting us to terminate work related to it. An OPA recommendation regarding the third priority specified transmission project, construction of a new transmission line west of the City of London, is not expected in the foreseeable future. Therefore, these two projects are not included in our budgeted capital investments.

11

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

In August 2010, the OEB introduced a framework for competitive designation for the development of eligible transmission projects. As a result, we did not include in our budgeted capital investments any projects that could meet the definition of expansions under the OEB’s competitive framework. We do not plan to undertake large capital investments without a reasonable expectation of recovering them in our rates.

The actual timing and expenditures of many development projects are uncertain as they are dependent upon: various approvals including OEB leave to construct approvals and environmental assessment approvals; negotiations with customers, neighbouring utilities and other stakeholders; and consultations with First Nations and Métis communities. Projects are also dependent on the timing and level of generator contributions for enabling facilities.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of our debt and other major contractual obligations, as well as other major commercial commitments.

September 30, 2013 (millions of Canadian dollars)	Total	2013[1]	2014/2015	2016/2017	After 2017
Contractual Obligations (due by year)
Short-term notes payable	20	20	—	—	—
Long-term debt – principal repayments	8,460	600	1,300	1,100	5,460
Long-term debt – interest payments	7,047	120	735	651	5,541
Pension[2]	172	—	172	—	—
Environmental and asset retirement obligations[3]	300	6	75	42	177
Inergi LP (Inergi) outsourcing agreement[4]	185	33	152	—	—
Operating lease commitments	49	3	16	15	15

Total Contractual Obligations	16,233	782	2,450	1,808	11,193

Other Commercial Commitments (by year of expiry)
Bank line[5]	1,500	—	—	—	1,500
Letters of credit[6]	137	127	10	—	—
Guarantees[6]	326	326	—	—	—

Total Other Commercial Commitments	1,963	453	10	—	1,500

[1]	The amounts disclosed represent the amounts due over the period October 1, 2013 to December 31, 2013.
[2]	Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2013 and 2014 minimum contributions are based on an actuarial valuation filed in May 2012 and effective December 31, 2011. Based on expected levels of 2013 pensionable earnings, our total 2013 annual pension contributions of approximately $160 million were paid in the first quarter of 2013. Future minimum contributions beyond 2014 will be based on an actuarial valuation effective no later than December 31, 2014, and will depend on future investment returns, changes in benefits or actuarial assumptions. Pension contributions beyond 2014 are not estimable at this time.
[3]	We record a liability for the estimated future expenditures associated with the phase-out and destruction of polychlorinated biphenyl-contaminated (PCB) insulating oil from electrical equipment and for the assessment and remediation of contaminated lands, as well as asset retirement obligations for the removal of asbestos-contaminated materials from our facilities and the decommissioning and removal of certain switching stations. The forecast expenditure pattern reflects our planned work programs for the periods.
[4]	On March 1, 2002, Inergi began providing a range of services to us for a ten-year period, including IT, customer care, supply chain and certain human resources and finance services. On May 1, 2010, consistent with the terms of the contract, our company extended the Master Services Agreement with Inergi for a further three-year period, to expire on February 28, 2015. Given the complexities involved, we have begun developing a plan of action for end-of-term and issued a request for proposal on November 7, 2013. The amounts disclosed include an estimated contractual annual inflation adjustment in the range of 1.8% to 3.0%.
[5]	On May 31, 2013, we increased the size of the revolving standby credit facility used to support our liquidity requirements from $1,250 million to $1,500 million and extended the maturity date from June 2017 to June 2018.
[6]	We currently have outstanding bank letters of credit of $127 million relating to retirement compensation arrangements. We provide prudential support to the IESO in the form of letters of credit, the amount of which is calculated based on forecasted monthly power consumption. As at September 30, 2013, we have provided letters of credit to the IESO in the amount of $9.8 million to meet our current prudential requirement. In addition, we have approximately $0.6 million pertaining to operating letters of credit. We have also provided prudential support to the IESO on behalf of our subsidiaries as required by the IESO’s Market Rules, using parental guarantees of up to a maximum of $325 million, and on behalf of two distributors using guarantees of up to approximately $1 million.

12

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

The amounts in the above table under “long-term debt – principal repayments” are not charged to our results of operations, but are reflected on our Consolidated Balance Sheets and Consolidated Statements of Cash Flows. Interest associated with this debt is recorded under financing charges on our Consolidated Statements of Operations and Comprehensive Income or as a cost of our capital programs. Payments in respect of operating leases and our outsourcing agreement with Inergi are recorded under operation, maintenance and administration expense on our Consolidated Statements of Operations and Comprehensive Income or as a cost of our capital programs.

RELATED PARTY TRANSACTIONS

Related party transactions primarily consist of our transmission revenues received from, and our power purchases payments made to the IESO, which is a related party by virtue of its status as an agency of the Province. The year-over-year changes related to these amounts are described more fully in the discussion of our transmission revenues and purchased power costs. Other significant related party transactions include our dividends, which are paid to the Province, and our PILs and some of our payments in lieu of property taxes, which are paid to the Ontario Electricity Financial Corporation (OEFC). In January 2010, we purchased $250 million of Province of Ontario Floating-Rate Notes, maturing on November 19, 2014, as a form of alternate liquidity to supplement our bank credit facilities.

We are owned by the Province. The OEFC, IESO, OPA, Ontario Power Generation Inc. (OPG) and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Province.

We received revenue for transmission services from the IESO, based on OEB-approved uniform transmission rates. Transmission revenues for the three and nine months ended September 30, 2013 include $418 million (2012 – $403 million) and $1,149 million (2012 – $1,129 million), respectively, related to these services. We receive amounts for rural rate protection from the IESO. Distribution revenues for the three and nine months ended September 30, 2013 include $32 million (2012 – $31 million) and $95 million (2012 – $95 million), respectively, related to this program. We also receive revenues related to the supply of electricity to remote northern communities from the IESO. Distribution revenues for the three and nine months ended September 30, 2013 include $11 million (2012 – $7 million) and $25 million (2012 – $21 million), respectively, related to these services.

During the three and nine months ended September 30, 2013, we purchased power in the amount of $560 million (2012 – $575 million) and $1,804 million (2012 – $1,755 million), respectively, from the IESO-administered electricity market; $2 million (2012 – $1 million) and $11 million (2012 – $6 million), respectively, from OPG; and $1 million (2012 – $2 million) and $6 million (2012 – $5 million), respectively, from power contracts administered by the OEFC.

Under the Ontario Energy Board Act, 1998 (OEB Act), the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. During the three and nine months ended September 30, 2013, we incurred $3 million (2012 – $3 million) and $9 million (2012 – $9 million), respectively, in OEB fees.

We have service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. During the three and nine months ended September 30, 2013, revenues related to the provision of construction and equipment maintenance services with respect to these service level agreements were $2 million (2012 – $1 million) and $7 million (2012 – $6 million), respectively, primarily for the Transmission Business. Operation, maintenance and administration costs related to the purchase of services with respect to these service level agreements were $1 million (2012 – $1 million) for the nine months ended September 30, 2013, and insignificant for the three months ended September 30, 2013 and 2012.

The OPA funds substantially all of our company’s conservation and demand management programs. The funding includes program costs, incentives, and management fees. During the three and nine months ended September 30, 2013, we received $12 million (2012 – $10 million) and $27 million (2012 – $29 million), respectively, from the OPA related to these programs.

13

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

PILs and payments in lieu of property taxes are paid to the OEFC, and dividends are paid to the Province.

Sales to and purchases from related parties occur at normal market prices or at a proxy for fair value based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are unsecured, interest free and settled in cash. At September 30, 2013, the Company held $250 million in Province of Ontario Floating-Rate Notes with a fair value of $251 million (December 31, 2012 – $251 million).

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

(millions of Canadian dollars)	September 30, 2013	December 31, 2012
Due from related parties	210	154
Due to related parties[1]	(135)	(257)
Long-term investment	251	251

[1]	Included in due to related parties at September 30, 2013 are amounts owing to the IESO in respect of power purchases of $126 million (December 31, 2012 – $199 million).

CONSIDERATIONS OF CURRENT ECONOMIC CONDITIONS

Pension

During the first nine months of 2013, we contributed approximately $160 million to our pension plan and incurred $219 million in net periodic pension benefit cost based on an actuarial valuation effective December 31, 2011 that was filed in May of 2012. Actuarial valuations are minimally required to be filed every three years. We currently estimate our total annual pension contributions to be approximately $160 million for each of 2013 and 2014 based on the projected level of pensionable earnings and the same actuarial valuation effective December 31, 2011. Future minimum contributions beyond 2014 will be based on the actuarial valuation effective no later than December 31, 2014. Our pension plan experienced positive returns of 10.7% during the nine months ended September 30, 2013.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As reported in the second quarter, to optimize our customer service operations, we implemented the CIS module of SAP. This new system is increasing productivity by replacing multiple legacy applications which provided service to our distribution customers and key constituents for billing, customer contacts, field services, settlements and customer choice administration. Internal controls have been documented and tested for adequacy and effectiveness. In addition to the benefits associated with our CIS, we continue to leverage our other SAP enterprise systems to gain other productivity improvements.

In compliance with the requirements of National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, our Certifying Officers have reviewed and certified the unaudited interim Consolidated Financial Statements for the period ended September 30, 2013, together with other financial information included in our quarterly securities filings. Our Certifying Officers have also certified that disclosure controls and procedures have been designed to provide reasonable assurance that material information relating to our company is made known within our company. Further, our Certifying Officers have also certified that internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the unaudited interim Consolidated Financial Statements.

There have been no changes in our internal controls over financial reporting during the third quarter of 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

14

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance-sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

RECENT DEVELOPMENTS

Electricity Rates

Hydro One Networks’ Distribution Rate Application

On April 26, 2013, Hydro One Networks filed a distribution IRM rate application for rates effective January 1, 2014. If approved as filed, the distribution rate of a typical residential customer consuming 800 kWh per month will increase by approximately 1.8% in 2014, or by 0.6% when considering total bill impacts. In addition, the Retail Transmission Service Rates adjustment will bring the total bill increase in 2014 to approximately 0.7%. On September 26, 2013, the OEB issued a partial decision, accepting a settlement proposal, which was submitted to the OEB on September 17, 2013. In this partial decision, the OEB approved a rate rider to recover a 2014 revenue requirement of $29.3 million for operation, maintenance and administration expenses and in-service capital costs of our ADS Project. A final decision on the IRM application is anticipated later this year.

Hydro One Remote Communities

On October 25, 2013, our subsidiary, Hydro One Remote Communities, filed a distribution IRM rate application for rates effective May 1, 2014. The application seeks approval for a rate increase of approximately 0.48%.

On August 22, 2013, our subsidiary Hydro One Remote Communities received a final decision on its previously filed application for 2013 revenue requirement and distribution rates. The approved revenue requirement of approximately $51 million and rate increase of 3.45% have an effective date of May 1, 2013.

Hydro One Brampton Networks

On August 14, 2013, our subsidiary Hydro One Brampton Networks filed its 2014 IRM rate application. If it is approved as filed, the distribution rate for a typical residential customer consuming 800 kWh per month will decrease by approximately 3.1% in 2014, leading to a 0.7% decrease on the total bill.

Distribution Custom Cost-of-Service (Custom COS) – Application for 2015-2019 Rates

We are conducting a series of stakeholder sessions on our five year distribution Custom COS rate application. We plan to file our application before the end of the first quarter of 2014 for rates effective 2015 to 2019 inclusive. Because a Custom COS is new, it is important to seek stakeholder feedback on the proposed features in our application to the OEB. Stakeholder feedback sessions began in April 2013.

Major Projects

Guelph Area Transmission Refurbishment Project

On September 26, 2013, the OEB approved the application filed by our subsidiary Hydro One Networks on March 8, 2013, under Section 92 of the OEB Act for leave to construct an upgrade to our transmission line facilities in the Kitchener-Waterloo-Cambridge-Guelph area. The upgrade will reinforce the supply of electricity to this area and minimize the impact of any major transmission outages on area customers. As part of the application, we requested and received approval to classify the project’s assets as network assets instead of line connection assets.

15

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

East-West Tie Proceeding

On August 7, 2013, the OEB rendered its decision in its East-West Tie Line Designation proceeding after a public hearing was held to select a designated transmitter from six competing proposals. EWT LP, an equally shared partnership between Great Lakes Transmission, Bamkushwada LP (involving a number of First Nations in the area of the East-West Tie), and our company, was not selected as the transmitter to complete the development work for the East-West Tie Line. As owners of the terminal stations, we will work in cooperation with the successful proponent as required.

Industry Developments

Environment Canada Regulations

On June 22, 2013, the Government of Canada issued a proposed amendment to its existing PCB regulations. The proposed amendment would extend our end-of-use deadline for concentrations, equal to or greater than 500 ppm in our stations, from December 31, 2014 (based on our existing approved end-of-use extension) to December 31, 2025.

Distribution System Code (DSC) and Transmission System Code (TSC)

On August 26, 2013, the OEB issued amendments to the TSC and the DSC. The amendments support the move to a more structured approach to regional infrastructure planning, leading to the execution of regional infrastructure plans. The OEB, at the same time, also proposed supplementary proposed amendments to the TSC to clarify certain cost responsibility matters, specifically, the ability of transmitters to pool-fund some connection costs. On October 21, 2013, the OEB also amended the OPA’s Licence to support the new regional planning process.

On June 13, 2013, the OEB issued amendments to the Distribution System Code in relation to the connection of micro-embedded generation facilities to the distribution system. The amendments include: extending the processing timelines for offer to connect applications for micro-embedded generation facilities located at existing customer connections requiring a site assessment; and the harmonization of the connection timelines for micro-embedded generation facilities with those for the connection of a new low voltage service.

Agreement to Purchase Norfolk Power

On April 2, 2013, we entered into an agreement with Norfolk County to purchase the outstanding shares of Norfolk Power for $93 million. We will pay Norfolk County approximately $66 million net after assuming Norfolk Power’s existing debt of approximately $27 million. Norfolk Power is a holding company that owns Norfolk Power Distribution Inc., a local distribution company, and Norfolk Energy Inc., a non-rate-regulated telecom company. The selection of our company as successful bidder followed a comprehensive competitive sale process initiated by Norfolk Power. An OEB decision on the acquisition and closing of the deal is anticipated early in 2014.

Other

Shareholder Declaration

In accordance with a Memorandum of Agreement between Her Majesty the Queen in Right of the Province of Ontario as Represented by the Minister of Energy (our Shareholder) and our Company dated March 27, 2008, our Shareholder made a declaration, effective September 30, 2013, pursuant to section 108 of the Business Corporations Act (Ontario) regarding the outsourcing of services covered by the Inergi Master Services Agreement (Outsourced Services). Pursuant to the declaration and the concurrent shareholder resolution, the Shareholder restricted the discretion and powers of our Board of Directors to manage or supervise the management of the business and affairs of our Company as they pertain to whether or not one or more procurements for the provision of the Outsourced Services on the expiration of the Inergi Master Services Agreement (the New Procurements) should include a requirement (the Ontario Requirement) that all Outsourced Services be performed by persons who are: (i) employed in Ontario to perform those Outsourced Services, and (ii) physically located in Ontario at the time they perform those Outsourced Services (the Restricted Powers). The Shareholder exercised the Restricted Powers such that all New Procurements shall include the Ontario Requirement. The directors and officers of our Company are charged with carrying out the intention of the Shareholder Declaration. The declaration has been filed on SEDAR at www.sedar.com and on the US SEC’s website at www.sec.gov.

16

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

Debt Issuances

On October 9, 2013, under our MTN Program, we issued $750 million of notes with a maturity date of October 9, 2018 and a coupon rate of 2.78%, and $435 million of notes with a maturity date of October 9, 2043 and a coupon rate of 4.59%. The notes are listed on the New York Stock Exchange in Canadian dollars.

Collective Agreement Negotiations

On May 16, 2013, we successfully reached a settlement with the Power Workers’ Union (PWU). The collective agreement is for a two-year term covering April 1, 2013 to March 31, 2015. It was approved and ratified by our Board of Directors in May 2013 and was ratified by the PWU in July 2013.

In February 2013, we commenced bargaining for the next collective agreement with the Society of Energy Professionals (Society), and on March 13, 2013, we successfully reached a tentative settlement. In April 2013, the collective agreement was ratified by our Board of Directors and the Society. The new agreement has a three-year term effective April 1, 2013.

Bruce to Milton Limited Partnership

On March 28, 2013, we submitted three applications to the OEB under sections 60 and 86 of the OEB Act. These applications are prerequisites to an anticipated commercial transaction that will see the establishment of a new limited partnership (B2M LP) and acquisition of an equity interest in that entity by a third party. Subject to OEB approval, our subsidiary Hydro One Networks will transfer to B2M LP most of the lines and related land rights, but not the stations, from our recently completed Bruce to Milton Transmission Reinforcement Project, as well as some legacy assets. The carrying value of these assets is expected to be approximately $532 million when they are sold by Hydro One Networks to B2M LP at fair value after OEB approval of the transaction.

Based on the agreement we entered into on June 18, 2012 with the Chippewas of Nawash First Nation and the Chippewas of Saugeen First Nation, collectively referred to as the Saugeen Ojibway Nation (SON), following OEB approval a non-controlling equity interest in B2M LP will be made available for purchase at fair value by the SON. On December 18, 2012, the SON, Hydro One Networks and Hydro One signed a Letter Agreement that addresses, among other things, the terms of the Limited Partnership Agreement to be entered into on closing and the terms on which Hydro One Networks will operate the Bruce to Milton line under contract with B2M LP. B2M LP is anticipated to become a rate-regulated transmitter under the jurisdiction of the OEB, subject to OEB approval of:

•	an application made on behalf of B2M LP, under Section 60 of the OEB Act, requesting a transmission license be granted to B2M LP so it may own and operate the relevant transmission assets;

•	an application under Section 86(1) of the OEB Act, requesting Hydro One Networks be granted leave to sell the relevant transmission assets to B2M LP; and

•	an application made on behalf of SON LP Co., under Section 86(2) of the OEB Act, requesting that SON LP Co., a corporation formed specifically by the SON to participate in the B2M LP, be authorized to acquire up to a 34% ownership interest in B2M LP.

Completion of this commercial transaction is contingent on receiving these OEB approvals, certain favourable tax rulings, and the SON’s financing.

17

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

SELECTED FINANCIAL HIGHLIGHTS AND RATIOS

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except earnings per common share and ratios)	2013	2012	2013	2012
Net income	218	201	643	580
Net cash from operating activities	490	396	976	871
Capital investments	358	374	979	1,041
Earnings per common share	2,133	1,957	6,291	5,662

Earnings coverage ratio[1]			2.99	2.76
Net asset coverage on long-term debt ratio[2]			1.86	1.81
Total debt to capitalization ratio[3]			54%	55%

[1]	The earnings coverage ratio has been presented for the twelve months ended September 30, 2013 and September 30, 2012, respectively, and has been calculated as the sum of net income, provision for PILs and financing charges divided by the sum of financing charges, capitalized interest and cumulative preferred dividends.
[2]	The net asset coverage on long-term debt ratio has been presented as at September 30, 2013 and December 31, 2012 and has been calculated as total assets minus total liabilities excluding long-term debt (including current portion) divided by long-term debt (including current portion).
[3]	Total debt to capitalization ratio has been presented as at September 30, 2013 and December 31, 2012 and has been calculated as total debt divided by total debt plus total shareholder’s equity and preferred shares.

NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU requires an entity to disclose both gross and net information about financial instruments and transactions eligible for offset on the Consolidated Balance Sheets as well as financial instruments and transactions executed under a master netting or similar arrangement. The ASU was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on an entity’s financial position. This ASU was required to be applied retrospectively and was effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this ASU did not have an impact on our interim Consolidated Financial Statements.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. This ASU was required to be applied prospectively and was effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this ASU did not have a significant impact on our interim Consolidated Financial Statements.

Recent Accounting Guidance Not Yet Adopted

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU provides guidance on the presentation of unrecognized tax benefits. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this ASU is not anticipated to have a significant impact on our Consolidated Financial Statements.

18

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

FORWARD-LOOKING STATEMENTS AND INFORMATION

Our oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and include beliefs and assumptions made by the management of our company. Such statements include, but are not limited to: expectations regarding energy-related revenues and profit and their trend; statements related to the use of our approved rates; statements regarding our liquidity and capital resources and operational requirements; statements about our standby credit facility; expectations regarding our financing activities; statements regarding our maturing debt; statements regarding our ongoing and planned projects and/or initiatives including the expected results of these projects and/or initiatives (including productivity savings, process improvements, and customer satisfaction) and their completion dates; expectations regarding the recoverability of large capital investments; statements regarding expected future capital and development investments, the timing of these expenditures and our investment plans; expectations regarding OPA recommendations; statements regarding contractual obligations and other commercial commitments; statements related to the OEB; statements regarding future pension contributions, our pension plan and actuarial valuation; statements about our outsourcing arrangement with Inergi and such future outsourcing arrangements; expectations regarding work and costs of compliance with environmental and health and safety regulations; statements regarding accounting-related international standard setting initiatives and associated impacts; statements regarding our internal controls over financial reporting; statements related to the LTEP; and statements related to our acquisition of Norfolk Power. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. We do not intend, and we disclaim any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; no unfavourable decisions from the OEB and other regulatory bodies concerning outstanding rate and other applications; no delays in obtaining the required approvals; no unforeseen changes in rate orders or rate structures for our Distribution and Transmission businesses; a stable regulatory environment; no unfavourable changes in environmental regulation; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to us, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While we do not know what impact any of these differences may have, our business, results of operations, financial condition and our credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•	the risk that unexpected capital investments may be needed to support renewable generation or resolve unforeseen technical issues;

•	the risk that previously granted regulatory approvals may be subsequently challenged, appealed or overturned;

•	public opposition to and delays or denials of the requisite approvals and accommodations for our planned projects;

•	the risks associated with being controlled by the Province including the possibility that the Province may make declarations pursuant to the memorandum of agreement, as well as potential conflicts of interest that may arise between us, the Province and related parties;

•	the risks associated with being subject to extensive regulation including risks associated with OEB action or inaction, including regulatory decisions regarding our revenue requirements, cost recovery, rates, acquisitions and divestitures;

•	unanticipated changes in electricity demand or in our costs;

•	the risk that we are not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital investments and other obligations;

•	the risks associated with the execution of our capital and operation, maintenance and administration programs necessary to maintain the performance of our aging asset base;

19

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and nine months ended September 30, 2013 and 2012

•	the risk to our facilities posed by severe weather conditions, natural disasters or catastrophic events and our limited insurance coverage for losses resulting from these events;

•	future interest rates, future investment returns, inflation, changes in benefits and changes in actuarial assumptions;

•	the risks associated with changes in interest rates;

•	the risks of counterparty default on our outstanding derivative contracts;

•	the risks associated with current economic uncertainty and financial market volatility;

•	the risk that our long-term credit rating would deteriorate;

•	the risk that we may incur significant costs associated with transferring assets located on Reserves (as defined in the Indian Act (Canada));

•	the potential that we may incur significant expenses to replace some or all of the functions currently outsourced if our agreement with Inergi is terminated;

•	the impact of the ownership by the Province of lands underlying our transmission system; and

•	the risk of receiving unfavourable tax rulings and the risk of the SON’s financing.

We caution the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section Risk Management and Risk Factors in the 2012 MD&A. You should review this section in detail.

In addition, we caution the reader that information provided in this MD&A regarding our outlook on certain matters, including future expenditures, is provided in order to give context to the nature of some of our future plans and may not be appropriate for other purposes.

Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended December 31, 2012, can be found on SEDAR at www.sedar.com and on the US SEC’s website at www.sec.gov.

20

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)

For the three and nine months ended September 30, 2013 and 2012

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except per share amounts)	2013	2012	2013	2012
Revenues
Distribution (includes related party revenues of $43 (2012 - $38) and $120 (2012 - $116) for three and nine months ended September 30, respectively) (Note 13)	1,104	1,047	3,308	3,112
Transmission (includes related party revenues of $420 (2012 - $403) and $1,155 (2012 - $1,133) for three and nine months ended September 30, respectively) (Note 13)	422	403	1,163	1,134
Other	16	16	46	47

	1,542	1,466	4,517	4,293

Costs
Purchased power (includes related party costs of $563 (2012 - $578) and $1,821 (2012 - $1,766) for three and nine months ended September 30, respectively) (Note 13)	744	695	2,226	2,064
Operation, maintenance and administration (Note 13)	296	276	820	816
Depreciation and amortization	171	163	492	473

	1,211	1,134	3,538	3,353

Income before financing charges and provision for payments in lieu of corporate income taxes	331	332	979	940
Financing charges	90	97	267	270

Income before provision for payments in lieu of corporate income taxes	241	235	712	670
Provision for payments in lieu of corporate income taxes (Note 5, 13)	23	34	69	90

Net income	218	201	643	580

Other comprehensive income	—	—	—	—

Comprehensive income	218	201	643	580

Basic and fully diluted earnings per common share (dollars) (Note 11)	2,133	1,957	6,291	5,662

Dividends per common share declared (dollars) (Note 12)	250	250	1,750	3,273

See accompanying notes to Consolidated Financial Statements (unaudited).

21

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (unaudited)

At September 30, 2013 and December 31, 2012

(millions of Canadian dollars)	September 30, 2013	December 31, 2012
Assets
Current assets:
Short-term investments (Note 8)	18	195
Accounts receivable (net of allowance for doubtful accounts – $28; 2012 – $23) (Note 6)	915	845
Due from related parties (Note 13)	210	154
Regulatory assets	52	29
Materials and supplies	25	23
Deferred income tax assets	18	18
Other current assets	60	22

	1,298	1,286

Property, plant and equipment:
Property, plant and equipment in service	23,260	22,650
Less: accumulated depreciation	8,482	8,145

	14,778	14,505
Construction in progress	1,270	1,055
Future use land, components and spares	149	147

	16,197	15,707

Other long-term assets:
Regulatory assets	3,315	3,098
Intangible assets (net of accumulated amortization – $258; 2012 – $305)	298	267
Long-term investment (Notes 7, 8, 13)	251	251
Goodwill	133	133
Deferred debt costs	32	34
Derivative instruments (Note 8)	14	19
Deferred income tax assets	13	14
Other long-term assets	2	2

	4,058	3,818

Total assets	21,553	20,811

See accompanying notes to Consolidated Financial Statements (unaudited).

22

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (unaudited) (continued)

At September 30, 2013 and December 31, 2012

(millions of Canadian dollars, except number of shares)	September 30, 2013	December 31, 2012
Liabilities
Current liabilities:
Bank indebtedness (Note 8)	33	42
Accounts payable	125	140
Accrued liabilities (Note 10)	679	582
Due to related parties (Notes 5, 13)	135	257
Short-term notes payable (Notes 7, 8)	20	—
Accrued interest	112	95
Regulatory liabilities	65	40
Long-term debt payable within one year (Notes 7, 8)	600	600

	1,769	1,756

Long-term debt (includes $764 measured at fair value; 2012 – $769) (Notes 7, 8)	7,874	7,879

Other long-term liabilities:
Pension benefit liability (Note 9)	1,575	1,515
Post-retirement and post-employment benefit liabilities (Note 9)	1,471	1,416
Deferred income tax liabilities	1,116	944
Environmental liabilities (Note 10)	206	227
Regulatory liabilities	203	181
Net unamortized debt premiums	21	23
Asset retirement obligations	13	15
Long-term accounts payable and other liabilities	20	25

	4,625	4,346

Total liabilities	14,268	13,981

Contingencies and commitments (Notes 15, 16)

Preferred shares (authorized: unlimited; issued: 12,920,000) (Notes 11, 12)	323	323

Shareholder’s Equity
Common shares (authorized: unlimited; issued: 100,000) (Notes 11, 12)	3,314	3,314
Retained earnings	3,657	3,202
Accumulated other comprehensive loss	(9)	(9)

Total shareholder’s equity	6,962	6,507

Total liabilities, preferred shares and shareholder’s equity	21,553	20,811

See accompanying notes to Consolidated Financial Statements (unaudited).

23

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (unaudited)

For the nine months ended September 30, 2013 and 2012

Nine months ended September 30, 2013 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
January 1, 2013	3,314	3,202	(9)	6,507
Net income	—	643	—	643
Other comprehensive income	—	—	—	—
Dividends on preferred shares	—	(13)	—	(13)
Dividends on common shares	—	(175)	—	(175)

September 30, 2013	3,314	3,657	(9)	6,962

Nine months ended September 30, 2012 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
January 1, 2012	3,314	2,827	(10)	6,131
Net income	—	580	—	580
Other comprehensive income	—	—	—	—
Dividends on preferred shares	—	(13)	—	(13)
Dividends on common shares	—	(327)	—	(327)

September 30, 2012	3,314	3,067	(10)	6,371

See accompanying notes to Consolidated Financial Statements (unaudited).

24

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three and nine months ended September 30, 2013 and 2012

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2013	2012	2013	2012
Operating activities
Net income	218	201	643	580
Environmental expenditures	(5)	(4)	(12)	(11)
Adjustments for non-cash items:
Depreciation and amortization (excluding removal costs)	152	146	438	425
Regulatory asset and liability accounts	4	—	34	15
Other	7	2	11	2
Changes in non-cash balances related to operations (Note 14)	114	51	(138)	(140)

Net cash from operating activities	490	396	976	871

Financing activities
Long-term debt issued	—	310	—	1,035
Long-term debt retired	—	(600)	—	(600)
Short-term notes payable	(98)	—	20	—
Dividends paid	(29)	(29)	(188)	(340)
Change in bank indebtedness	9	37	(9)	21
Other	—	(2)	—	(1)

Net cash from (used in) financing activities	(118)	(284)	(177)	115

Investing activities
Capital expenditures (Note 14)
Property, plant and equipment	(357)	(337)	(934)	(989)
Intangible assets	(6)	(20)	(61)	(56)
Other	9	7	19	18

Net cash used in investing activities	(354)	(350)	(976)	(1,027)

Net change in cash and cash equivalents	18	(238)	(177)	(41)
Cash and cash equivalents, beginning of period	—	425	195	228

Cash and cash equivalents, end of period	18	187	18	187

See accompanying notes to Consolidated Financial Statements (unaudited).

25

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the three and nine months ended September 30, 2013 and 2012

1.	DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by the Province of Ontario (Province). The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario. The electricity rates of these businesses are regulated by the Ontario Energy Board (OEB).

The demand for electricity generally follows normal weather-related variations, and therefore the Company’s energy-related revenues, all other things being equal, will tend to be higher in the first and third quarters than in the second and fourth quarters.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These unaudited interim Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries: Hydro One Networks Inc. (Hydro One Networks), Hydro One Remote Communities Inc. (Hydro One Remote Communities), Hydro One Brampton Networks Inc. (Hydro One Brampton Networks), Hydro One Telecom Inc., Hydro One Lake Erie Link Management Inc., and Hydro One Lake Erie Link Company Inc.

Intercompany transactions and balances have been eliminated.

Basis of Accounting

These unaudited interim Consolidated Financial Statements are prepared and presented in accordance with United States (US) generally accepted accounting principles (GAAP) and in Canadian dollars. These unaudited interim Consolidated Financial Statements do not contain all disclosures required by US GAAP for annual audited consolidated financial statements. Accordingly, they should be read in conjunction with the Company’s annual Consolidated Financial Statements as at, and for the year ended December 31, 2012. In particular, the Company’s significant accounting policies, presented as Note 2 to the annual Consolidated Financial Statements, have been applied consistently in the preparation of these unaudited interim Consolidated Financial Statements. Certain of the comparative figures have been reclassified to conform to the presentation of these unaudited interim Consolidated Financial Statements. In the opinion of management, these unaudited interim Consolidated Financial Statements include all adjustments that are necessary to fairly state the financial position and results of operations of Hydro One as at, and for the three and nine months ended September 30, 2013. Financial results for the interim periods are not necessarily indicative of results that may be expected for any other interim periods or for the year ending December 31, 2013.

Hydro One performed an evaluation of subsequent events through to November 14, 2013, the date these unaudited interim Consolidated Financial Statements were issued, to determine whether any events or transactions warranted recognition and disclosure in these unaudited interim Consolidated Financial Statements. See Note 18 – Subsequent Event.

Rate Setting

In May 2012, Hydro One Networks filed a cost-of-service application with the OEB for 2013 transmission rates, seeking approval for 2013 revenue requirement of $1,465 million. In December 2012, the OEB approved a revenue requirement of $1,438 million. The reduced approved revenue requirement included reductions to proposed operation, maintenance and administration costs, and capital expenditures.

In June 2012, Hydro One Networks filed an Incentive Regulation Mechanism (IRM) application with the OEB for 2013 distribution rates, to be effective January 1, 2013. In December 2012, the OEB approved an increase of approximately 1.3% to 2012 distribution rates to be effective in 2013.

26

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the three and nine months ended September 30, 2013 and 2012

In August 2012, Hydro One Brampton Networks filed an IRM application with the OEB for 2013 distribution rates, to be effective January 1, 2013. In December 2012, the OEB approved an increase of approximately 0.3% to 2012 distribution rates to be effective in 2013.

In September 2012, Hydro One Remote Communities filed a cost-of-service application with the OEB for 2013 distribution rates, seeking approval for 2013 revenue requirement of $53 million. In June 2013, the OEB approved a revenue requirement of $51 million. The reduced approved revenue requirement included reductions to proposed operation, maintenance and administration costs, depreciation and amortization costs, and financing charges.

Depreciation and Amortization

The Company periodically initiates an external independent review of the useful lives of its property, plant and equipment and intangible assets, as required by the OEB. Any rate changes arising from OEB approval are implemented on a remaining service life basis, consistent with their inclusion in the Company’s revenue requirement and resulting electricity rates. The last OEB-approved review resulted in changes to the useful lives of the Company’s transmission and common assets and was effective January 1, 2013. These changes resulted in a decrease in the Company’s depreciation and amortization expense of approximately $6 million and $19 million for the three and nine months ended September 30, 2013, respectively, with a corresponding reduction in the Company’s revenue requirement. Accordingly, these changes had no impact on the Company’s results of operations.

3.	NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU requires an entity to disclose both gross and net information about financial instruments and transactions eligible for offset on the Consolidated Balance Sheets as well as financial instruments and transactions executed under a master netting or similar arrangement. The ASU was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on an entity’s financial position. This ASU was required to be applied retrospectively and was effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this ASU did not have an impact on the Company’s interim Consolidated Financial Statements.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. This ASU was required to be applied prospectively and was effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this ASU did not have a significant impact on the Company’s interim Consolidated Financial Statements.

Recent Accounting Guidance Not Yet Adopted

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU provides guidance on the presentation of unrecognized tax benefits. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this ASU is not anticipated to have a significant impact on the Company’s Consolidated Financial Statements.

27

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2013 and 2012

4.	BUSINESS ACQUISITION

Norfolk Power Purchase Agreement

On April 2, 2013, Hydro One reached an agreement with Norfolk County to acquire 100% of the common shares of Norfolk Power Inc. (Norfolk Power), an electricity distribution and telecom company located in southwestern Ontario. The acquisition is pending a regulatory decision from the OEB. The purchase price for Norfolk Power will be approximately $93 million, subject to final closing adjustments. The transaction is anticipated to be completed in the first quarter of 2014. In anticipation of the Norfolk Power acquisition, the Company made a refundable deposit totalling $5 million, which was recorded in other current assets on the interim Consolidated Balance Sheet at September 30, 2013.

5.	PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The current provision for payments in lieu of corporate income taxes (PILs) is remitted to, or received from, the Ontario Electricity Financial Corporation (OEFC). At September 30, 2013, $40 million due from the OEFC was included in due from related parties on the interim Consolidated Balance Sheet (December 31, 2012 – $10 million included in due to related parties). The total provision for PILs using the liability method of accounting includes deferred income taxes that are not expected to be recovered from ratepayers. Deferred PILs balances expected to be recovered from ratepayers result in regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates.

For the nine months ended September 30, 2013, the Company’s overall effective tax rate of 9.69% differed from the enacted statutory rate of 26.50% primarily due to the temporary differences expected to be refunded to ratepayers, such as capital cost allowance in excess of depreciation, deductions for pension payments made in excess of amounts expensed for accounting purposes, and interest deducted for tax purposes in excess of interest expensed for accounting purposes.

6.	ACCOUNTS RECEIVABLE

(millions of Canadian dollars)	September 30, 2013	December 31, 2012
Accounts receivable – billed	303	224
Accounts receivable – unbilled	640	644

Accounts receivable, gross	943	868
Allowance for doubtful accounts	(28)	(23)

Accounts receivable, net	915	845

The following table shows the movements in the allowance for doubtful accounts for the nine months ended September 30, 2013 and the year ended December 31, 2012:

Nine months ended September 30, 2013 (millions of Canadian dollars)
Allowance for doubtful accounts – January 1, 2013	(23)
Write-offs	16
Additions	(21)

Allowance for doubtful accounts – September 30, 2013	(28)

Year ended December 31, 2012 (millions of Canadian dollars)
Allowance for doubtful accounts – January 1, 2012	(18)
Write-offs	17
Additions	(22)

Allowance for doubtful accounts – December 31, 2012	(23)

28

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2013 and 2012

7.	DEBT AND CREDIT AGREEMENTS

Short-Term Notes

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1,000 million. These short-term notes are denominated in Canadian dollars with varying maturities not exceeding 365 days. Hydro One had $20 million in commercial paper borrowings outstanding as at September 30, 2013 (December 31, 2012 – $nil).

The Commercial Paper Program is supported by a total of $1,750 million in liquidity facilities comprised of a $1,500 million committed revolving standby credit facility and a long-term investment in Province of Ontario Floating-Rate Notes with a notional value of $250 million at September 30, 2013 (December 31, 2012 – $250 million).

Long-Term Debt

The Company issues notes for long-term financing under its Medium-Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under this program is $3,000 million. At September 30, 2013, $3,000 million remained available for issuance until October 2015.

The following table presents the outstanding long-term debt at September 30, 2013 and December 31, 2012:

(millions of Canadian dollars)	September 30, 2013	December 31, 2012
Notes and debentures	8,460	8,460
Add: Unrealized marked-to-market loss[1]	14	19
Less: Long-term debt payable within one year	(600)	(600)

Long-term debt	7,874	7,879

[1]	The unrealized marked-to-market loss relates to $500 million of the Series 19 notes due 2014, and $250 million of the Series 21 notes due 2015. The unrealized marked-to-market loss is offset by a $14 million (December 31, 2012 – $19 million) unrealized marked-to-market gain on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.

The long-term debt is unsecured and denominated in Canadian dollars. The long-term debt is summarized by the number of years to maturity in Note 8 – Fair Value of Financial Instruments and Risk Management.

Credit Agreements

Hydro One has a $1,500 million committed and unused revolving standby credit facility with a syndicate of banks, maturing in June 2018. If used, interest on the facility would apply based on Canadian benchmark rates. This credit facility is unsecured and supports the Company’s Commercial Paper Program.

The Company may use the credit facility for general corporate purposes, including meeting short-term funding requirements. The obligation of each lender to make any credit extension to the Company under its credit facility is subject to various conditions including, among other things, that no event of default has occurred, or would result from, such credit extension.

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.

29

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2013 and 2012

Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

Non-Derivative Financial Assets and Liabilities

At September 30, 2013 and December 31, 2012, the Company’s carrying amounts of accounts receivable, amounts due from related parties, short-term investments, bank indebtedness, short-term notes payable, accounts payable, and amounts due to related parties are representative of fair value because of the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at September 30, 2013 and December 31, 2012 are as follows:

	September 30, 2013		December 31, 2012
(millions of Canadian dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt
$500 million of MTN Series 19 notes[1]	508	508	512	512
$250 million of MTN Series 21 notes[2]	256	256	257	257
Other notes and debentures[3]	7,710	8,465	7,710	9,188

	8,474	9,229	8,479	9,957

[1]	The fair value of $500 million of the MTN Series 19 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).
[2]	The fair value of $250 million of the MTN Series 21 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).
[3]	The fair value of other notes and debentures, and the portions of the MTN Series 19 notes and the MTN Series 21 notes that are not subject to hedging, represents the market value of the notes and debentures and is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

Fair Value Measurements of Derivative Instruments

At September 30, 2013, the Company had interest-rate swaps totalling $750 million (December 31, 2012 – $750 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. The Company’s fair value hedge exposure was equal to about 9% (December 31, 2012 – 9%) of its total long-term debt of $8,474 million (December 31, 2012 – $8,479 million). At September 30, 2013, the Company had the following interest-rate swaps designated as fair value hedges:

(a)	two $250 million fixed-to-floating interest-rate swap agreements to convert $500 million of the $750 million MTN Series 19 notes maturing November 19, 2014 into three-month variable rate debt; and

(b)	two $125 million fixed-to-floating interest-rate swap agreements to convert $250 million of the $500 million MTN Series 21 notes maturing September 11, 2015 into three-month variable rate debt.

30

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2013 and 2012

At September 30, 2013, the Company also had interest-rate swaps with a total notional value of $600 million (December 31, 2012 – $900 million) classified as undesignated contracts. The undesignated contracts consist of the following interest-rate swaps:

(c)	two $250 million floating-to-fixed interest-rate swap agreements that lock in the floating rate the Company pays on a portion of the above fixed-to-floating interest-rate swaps from December 11, 2012 to December 11, 2013, and from February 19, 2013 to February 19, 2014;

(d)	a $50 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on the $50 million floating-rate MTN Series 22 notes from January 24, 2013 to January 24, 2014; and

(e)	a $50 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on the $50 million floating-rate MTN Series 27 notes from March 4, 2013 to December 3, 2013.

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at September 30, 2013 and December 31, 2012 was as follows:

September 30, 2013 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Short-term investments	18	18	—	18	—
Long-term investment	251	251	—	251	—
Derivative instruments
Fair value hedges – interest-rate swaps	14	14	—	14	—

	283	283	—	283	—

Liabilities:
Bank indebtedness	33	33	33	—	—
Short-term notes payable	20	20	—	20	—
Long-term debt	8,474	9,229	—	9,229	—

	8,527	9,282	33	9,249	—

December 31, 2012 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Short-term investments	195	195	—	195	—
Long-term investment	251	251	—	251	—
Derivative instruments
Fair value hedges – interest-rate swaps	19	19	—	19	—

	465	465	—	465	—

Liabilities:
Bank indebtedness	42	42	42	—	—
Long-term debt	8,479	9,957	—	9,957	—

	8,521	9,999	42	9,957	—

The fair value of the short-term investments is determined using inputs other than quoted prices that are observable for these assets. The fair value is primarily based on the purchase price, the purchase yield, and the maturity date.

The long-term investment represents the Province of Ontario Floating-Rate Notes. The fair value of the long-term investment is determined using inputs other than quoted prices that are observable for the asset, with unrecognized gains or losses recognized in financing charges. The Company obtains quotes from an independent third party for the fair value of the long-term investment, who uses the market price of similar securities adjusted for changes in observable inputs such as maturity dates and interest rates.

31

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2013 and 2012

The fair value of the derivative instruments is determined using inputs other than quoted prices that are observable for these assets. The fair value is primarily based on the present value of future cash flows using a swap yield curve to determine the assumptions for interest rates.

The fair value of short-term notes payable is determined using inputs other than quoted prices that are observable for these liabilities. The fair value is primarily based on the issue price, the issue yield, and the maturity date.

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no significant transfers between any of the fair value levels during the nine months ended September 30, 2013, or the year ended December 31, 2012.

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss that results from changes in commodity prices, foreign exchange rates and interest rates. The Company does not have commodity risk. The Company does have foreign exchange risk as it enters into agreements to purchase materials and equipment associated with capital programs and projects that are settled in foreign currencies. This foreign exchange risk is not material. The Company could in the future decide to issue foreign currency-denominated debt which would be hedged back to Canadian dollars consistent with its risk management policy. Hydro One is exposed to fluctuations in interest rates as the regulated rate of return for the Company’s transmission and distribution businesses is derived using a formulaic approach that is based on the forecast for long-term Government of Canada bond yields and the spread in 30-year “A”-rated Canadian utility bonds over the 30-year benchmark Government of Canada bond yield. The Company estimates that a 1% decrease in the forecasted long-term Government of Canada bond yield or the “A”-rated Canadian utility spread used in determining the Company’s rate of return would reduce the annual results of operations of the Company by approximately $29 million (2012 – $28 million).

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. In addition, the Company may utilize interest-rate derivative instruments to lock in interest rate levels in anticipation of future financing. Hydro One may also enter into derivative agreements such as forward-starting pay fixed-interest-rate swap agreements to hedge against the effect of future interest rate movements on long-term fixed-rate borrowing requirements. Such arrangements are typically designated as cash flow hedges. No cash flow hedge agreements were in existence as at September 30, 2013 or December 31, 2012.

A hypothetical 10% increase in the interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s results of operations for the nine months ended September 30, 2013.

32

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2013 and 2012

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss or gain on the hedged debt and the related interest rate swaps for the three and nine months ended September 30, 2013 and 2012 are included in financing charges as follows:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2013	2012	2013	2012
Unrealized gain on hedged debt	—	(3)	(6)	(10)
Unrealized loss on fair value interest-rate swaps	—	3	6	10

Net unrealized loss (gain)	—	—	—	—

At September 30, 2013, Hydro One had $750 million (December 31, 2012 – $750 million) of notional amounts of fair value hedges outstanding related to interest-rate swaps, with assets having a fair value of $14 million (December 31, 2012 – $19 million). During the nine months ended September 30, 2013 and 2012, there was no significant impact on the results of operations as a result of any ineffectiveness attributable to fair value hedges.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At September 30, 2013 and December 31, 2012, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a significant amount of revenue from any single customer. At September 30, 2013 and December 31, 2012, there was no significant accounts receivable balance due from any single customer. In addition, the Company obtains letters of credit from certain customers and vendors as security for their contractual obligations. The Company could draw on these letters of credit when deemed necessary if these parties fail to meet their obligations.

At September 30, 2013, the Company’s allowance for doubtful accounts was $28 million (December 31, 2012 – $23 million). Additions and write-offs were determined on the basis of a review of overdue accounts, taking into consideration historical experience. At September 30, 2013, approximately 5% of the Company’s accounts receivable were aged more than 60 days (December 31, 2012 – 3%).

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly-rated counterparties; limiting total exposure levels with individual counterparties, consistent with the Company’s Board-approved Credit Risk Policy; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. In addition to payment netting language in master agreements, the Company establishes credit limits, margining thresholds and collateral requirements for each counterparty. Counterparty credit limits are based on an internal credit review that considers a variety of factors, including the results of a scoring model, leverage, liquidity, profitability, credit ratings and risk management capabilities. The determination of credit exposure for a particular counterparty is the sum of current exposure plus the potential future exposure with that counterparty. The current exposure is calculated as the sum of the principal value of money market exposures and the market value of all contracts that have a positive mark-to-market position on the measurement date. The Company would only offset the positive market values against negative values with the same counterparty where permitted by the existence of a legal netting agreement such as an International Swap Dealers Association master agreement. The potential future exposure represents a safety margin to protect against future fluctuations of interest rates, currencies, equities, and commodities. It is calculated based on factors developed by the Bank of International Settlements, following extensive historical analysis of random fluctuations of interest rates and currencies. To the extent that a counterparty’s margining thresholds are exceeded, the counterparty is required to post collateral with the Company as specified in each agreement. The Company monitors current and forward credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At September 30, 2013, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was $16 million (December 31, 2012 – $22 million). At September 30, 2013, Hydro One’s credit exposure for all derivative instruments, and related payables and receivables, had a credit rating of investment grade, with three financial institutions as the counterparties. The credit exposure of each counterparty accounted for more than 10% of the total credit exposure.

33

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2013 and 2012

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operating activities, the issuance of commercial paper, the revolving standby credit facility, and by holding Province of Ontario Floating-Rate Notes. The Commercial Paper Program is supported by a total of $1,750 million in liquidity facilities comprised of a $1,500 million committed revolving standby credit facility with a syndicate of banks maturing in June 2018 and the Province of Ontario Floating-Rate Notes with a fair value of $251 million. The short-term liquidity under this program and anticipated levels of funds from operating activities should be sufficient to fund the Company’s normal operating requirements.

At September 30, 2013, accounts payable and accrued liabilities in the amount of $804 million (December 31, 2012 – $722 million) were expected to be settled in cash at their carrying amounts within the next 12 months.

At September 30, 2013, Hydro One had issued long-term debt in the notional amount of $8,460 million (December 31, 2012 – $8,460 million). Principal outstanding, interest payments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

Years to Maturity	Principal Outstanding on Long-term Debt	Interest Payments[1]	Weighted Average Interest Rate[1]
	(millions of Canadian dollars)	(millions of Canadian dollars)	(%)
1 year[2]	600	120	5.0
2 years	750	379	3.1
3 years	550	356	2.8
4 years	500	331	4.3
5 years	600	320	5.2

	3,000	1,506	4.1
6 – 10 years	900	1,403	3.6
Over 10 years	4,560	4,138	5.6

	8,460	7,047	4.9

[1]	Interest payments and weighted average interest rates beyond 1 year exclude the impact of the $50 million floating-rate Series 22 notes due 2015 and the $50 million floating-rate Series 27 notes due 2016.
[2]	The amounts disclosed represent amounts due over the period from October 1, 2013 to December 31, 2013.

9.	PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Estimated 2013 annual pension plan employer contributions of $160 million were paid during the first quarter of 2013, based on an actuarial valuation effective December 31, 2011 and the expected level of 2013 pensionable earnings.

The following tables provide the components of the net periodic benefit costs for the three and nine months ended September 30, 2013 and 2012:

	Pension Benefits		Post-Retirement and Post- Employment Benefits
Three months ended September 30 (millions of Canadian dollars)	2013	2012	2013	2012
Current service cost, net of employee contributions	37	24	10	7
Interest cost	69	71	16	16
Expected return on plan assets net of expenses[1]	(77)	(72)	—	—
Actuarial loss amortization	44	28	4	1
Prior service cost amortization	—	1	1	1

Net periodic benefit cost	73	52	31	25

Charged to results of operations[2]	18	18	12	11

34

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2013 and 2012

	Pension Benefits		Post-Retirement and Post- Employment Benefits
Nine months ended September 30 (millions of Canadian dollars)	2013	2012	2013	2012
Current service cost, net of employee contributions	111	72	30	21
Interest cost	207	213	48	48
Expected return on plan assets net of expenses[1]	(231)	(216)	—	—
Actuarial loss amortization	132	84	12	3
Prior service cost amortization	—	3	3	3

Net periodic benefit cost	219	156	93	75

Charged to results of operations[2]	54	55	38	33

[1]	The expected long-term rate of return on pension plan assets is 6.25%.
[2]	The Company follows the cash basis of accounting consistent with the inclusion of pension benefit costs in OEB-approved rates.

During the three and nine months ended September 30, 2013, pension benefit costs of $39 million (2012 – $39 million) and $120 million (2012 – $117 million), respectively, were attributed to labour, of which $18 million (2012 – $18 million) and $54 million (2012 – $55 million), respectively, were charged to operations, and $21 million (2012 – $21 million) and $66 million (2012 – $62 million), respectively, were capitalized as part of the cost of property, plant and equipment and intangible assets.

10.	ENVIRONMENTAL LIABILITIES

The following table shows the movements in environmental liabilities for the nine months ended September 30, 2013 and the year ended December 31, 2012:

Nine months ended September 30, 2013 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1, 2013	197	52	249
Interest accretion	7	1	8
Expenditures	(2)	(10)	(12)

Environmental liabilities, September 30, 2013	202	43	245
Less: current portion	(30)	(9)	(39)

	172	34	206

Year ended December 31, 2012 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1, 2012	199	58	257
Interest accretion	9	2	11
Expenditures	(8)	(10)	(18)
Revaluation adjustment	(3)	2	(1)

Environmental liabilities, December 31, 2012	197	52	249
Less: current portion	(13)	(9)	(22)

	184	43	227

The following tables illustrate the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

September 30, 2013 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	232	44	276
Less: discounting accumulated liabilities to present value	(30)	(1)	(31)

Discounted environmental liabilities	202	43	245

December 31, 2012 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	233	54	287
Less: discounting accumulated liabilities to present value	(36)	(2)	(38)

Discounted environmental liabilities	197	52	249

35

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2013 and 2012

At September 30, 2013, estimated future environmental expenditures were as follows:

(millions of Canadian dollars)
2013[1]	1
2014	39
2015	36
2016	23
2017	18
Thereafter	159

276

[1]	The amounts disclosed represent amounts for the period from October 1, 2013 to December 31, 2013.

At September 30, 2013, of the total estimated future undiscounted environmental expenditures, $232 million (December 31, 2012 – $233 million) relate to the remediation of polychlorinated biphenyls (PCBs) and $44 million (December 31, 2012 – $54 million) relate to land assessment and remediation (LAR). The estimated future environmental expenditures related to PCB and LAR are expected to be incurred over the period from 2013 to 2025, and from 2013 to 2020, respectively.

Consistent with its accounting policy for environmental costs, Hydro One records a liability for the estimated mandatory future expenditures associated with the removal and destruction of PCB-contaminated insulating oils and related electrical equipment and for the assessment and remediation of chemically-contaminated lands.

There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations and advances in remediation technologies. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures. Estimated environmental liabilities are reviewed annually or more frequently if significant changes in regulation or other relevant factors occur. Estimate changes are accounted for prospectively. The Company records a regulatory asset reflecting its expectation that future environmental costs will be recoverable in rates.

In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of 2% has been used to express these current cost estimates as estimated future expenditures. Future environmental expenditures have been discounted using factors ranging from 3.57% to 6.25%, depending on the appropriate rate for the period when increases in the obligations were first recorded.

In September 2008, Environment Canada published its final regulations governing the management, storage and disposal of PCBs. These regulations were enacted under the Canadian Environmental Protection Act, 1999. These regulations impose timelines for disposal of PCBs based on certain criteria, including type of equipment, in-use status and PCB-contamination thresholds. All PCBs in concentrations of 500 parts per million (ppm) or more, except for specified equipment, had to be disposed of by the end of 2009, with the exception of specifically exempted equipment. Under the regulations, PCBs in equipment in concentrations greater than 50 ppm and less than 500 ppm, or greater than 50 ppm for pole-top transformers, pole-top auxiliary electrical equipment and light ballasts must be disposed of by the end of 2025.

Management judges that the Company currently has very few PCB-contaminated assets in excess of 500 ppm. Assets to be disposed of by 2025 primarily consist of pole-mounted distribution line transformers and light ballasts. Contaminated distribution and transmission station equipment will generally be replaced or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm.

36

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2013 and 2012

11.	SHARE CAPITAL

Preferred Shares

The Company has 12,920,000 issued and outstanding 5.5% cumulative preferred shares with a redemption value of $25 per share or $323 million total value. The Company is authorized to issue an unlimited number of preferred shares.

The Company’s preferred shares are entitled to an annual cumulative dividend of $18 million, or $1.375 per share, which is payable on a quarterly basis. The preferred shares are not subject to mandatory redemption (except on liquidation) but are redeemable in certain circumstances. The shares are redeemable at the option of the Province at the redemption value, plus any accrued and unpaid dividends, if the Province sells a number of the common shares which it owns to the public such that the Province’s holdings are reduced to less than 50% of the common shares of the Company. Hydro One may elect, without condition, to pay all or part of the redemption price by issuing additional common shares to the Province. If the Province does not exercise its redemption right, the Company would have the ability to adjust the dividend on the preferred shares to produce a yield that is 0.50% less than the then-current dividend market yield for similarly rated preferred shares. The preferred shares do not carry voting rights, except in limited circumstances, and would rank in priority over the common shares upon liquidation.

These preferred shares have conditions for their redemption that are outside the control of the Company because the Province can exercise its right to redeem them in the event of change in ownership without approval of the Company’s Board of Directors. Because the conditional redemption feature is outside the control of the Company, the preferred shares are classified outside of Shareholder’s Equity on the Consolidated Balance Sheets. Management believes that it is not probable that the preferred shares will become redeemable. No adjustment to the carrying value of the preferred shares has been recognized at September 30, 2013 or December 31, 2012. If it becomes probable in the future that the preferred shares will be redeemed, the redemption value would be adjusted.

Common Shares

The Company has 100,000 issued and outstanding common shares. The Company is authorized to issue an unlimited number of common shares.

Common share dividends are declared at the sole discretion of the Hydro One Board of Directors, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial conditions, cash requirements, and other relevant factors, such as industry practice and shareholder expectations.

Earnings per Share

Earnings per share is calculated as net income for the year, after cumulative preferred dividends, divided by the weighted average number of common shares outstanding during the year.

12.	DIVIDENDS

During the three months ended September 30, 2013, preferred share dividends in the amount of $4 million (2012 – $4 million) and common share dividends in the amount of $25 million (2012 – $25 million) were declared.

During the nine months ended September 30, 2013, preferred share dividends in the amount of $13 million (2012 – $13 million) and common share dividends in the amount of $175 million (2012 – $327 million) were declared.

13.	RELATED PARTY TRANSACTIONS

Hydro One is owned by the Province. The OEFC, Independent Electricity System Operator (IESO), Ontario Power Authority (OPA), Ontario Power Generation Inc. (OPG) and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Province.

37

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2013 and 2012

Hydro One received revenue for transmission services from the IESO, based on OEB-approved uniform transmission rates. Transmission revenues for the three and nine months ended September 30, 2013 include $418 million (2012 – $403 million) and $1,149 million (2012 – $1,129 million), respectively, related to these services. Hydro One receives amounts for rural rate protection from the IESO. Distribution revenues for the three and nine months ended September 30, 2013 include $32 million (2012 – $31 million) and $95 million (2012 – $95 million), respectively, related to this program. Hydro One also receives revenues related to the supply of electricity to remote northern communities from the IESO. Distribution revenues for the three and nine months ended September 30, 2013 include $11 million (2012 – $7 million) and $25 million (2012 – $21 million), respectively, related to these services.

During the three and nine months ended September 30, 2013, Hydro One purchased power in the amount of $560 million (2012 – $575 million) and $1,804 million (2012 – $1,755 million), respectively, from the IESO-administered electricity market; $2 million (2012 – $1 million) and $11 million (2012 – $6 million), respectively, from OPG; and $1 million (2012 – $2 million) and $6 million (2012 – $5 million), respectively, from power contracts administered by the OEFC.

Under the Ontario Energy Board Act, 1998, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. During the three and nine months ended September 30, 2013, Hydro One incurred $3 million (2012 – $3 million) and $9 million (2012 – $9 million), respectively, in OEB fees.

Hydro One has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. During the three and nine months ended September 30, 2013, revenues related to the provision of construction and equipment maintenance services with respect to these service level agreements were $2 million (2012 – $1 million) and $7 million (2012 – $6 million), respectively, primarily for the Transmission Business. Operation, maintenance and administration costs related to the purchase of services with respect to these service level agreements were $1 million (2012 – $1 million) for the nine months ended September 30, 2013, and insignificant for the three months ended September 30, 2013 and 2012.

The OPA funds substantially all of the Company’s conservation and demand management programs. The funding includes program costs, incentives, and management fees. During the three and nine months ended September 30, 2013, Hydro One received $12 million (2012 – $10 million) and $27 million (2012 – $29 million), respectively, from the OPA related to these programs.

PILs and payments in lieu of property taxes are paid to the OEFC, and dividends are paid to the Province.

Sales to and purchases from related parties occur at normal market prices or at a proxy for fair value based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are unsecured, interest free and settled in cash. At September 30, 2013, the Company held $250 million in Province of Ontario Floating-Rate Notes with a fair value of $251 million (December 31, 2012 – $251 million).

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

(millions of Canadian dollars)	September 30, 2013	December 31, 2012
Due from related parties	210	154
Due to related parties[1]	(135)	(257)
Long-term investment	251	251

[1]	Included in due to related parties at September 30, 2013 are amounts owing to the IESO in respect of power purchases of $126 million (December 31, 2012 – $199 million).

38

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2013 and 2012

14.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in Non-cash Balances Related to Operations

The changes in non-cash balances related to operations consist of the following:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2013	2012	2013	2012
Accounts receivable	47	(24)	(70)	5
Due from related parties	(3)	10	(56)	(16)
Materials and supplies	(1)	(1)	(2)	1
Other assets	44	42	(38)	(37)
Accounts payable	17	(10)	1	1
Accrued liabilities	(17)	25	82	16
Due to related parties	(11)	(21)	(122)	(174)
Accrued interest	18	18	17	27
Long-term accounts payable and other liabilities	3	—	(5)	(1)
Post-retirement and post-employment benefit liability	17	12	55	38

	114	51	(138)	(140)

Capital Expenditures

The following table illustrates the reconciliation between investments in property, plant and equipment and the amount presented on the Consolidated Statements of Cash Flows after factoring in the net change in related accruals:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2013	2012	2013	2012
Capital investments in property, plant and equipment	(357)	(353)	(914)	(980)
Net change in accruals included in capital investments in property, plant and equipment	—	16	(20)	(9)

Capital expenditures – property, plant and equipment	(357)	(337)	(934)	(989)

The following table illustrates the reconciliation between investments in intangible assets and the amount presented on the Consolidated Statements of Cash Flows after factoring in the net change in related accruals:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2013	2012	2013	2012
Capital investments in intangible assets	(1)	(21)	(65)	(61)
Net change in accruals included in capital investments in intangible assets	(5)	1	4	5

Capital expenditures – intangible assets	(6)	(20)	(61)	(56)

Supplementary Information

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2013	2012	2013	2012
Net interest paid	83	89	281	291
PILs paid	31	26	107	165

39

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2013 and 2012

15.	CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. However, the Company anticipates having to pay more than the $1 million that it paid in 2012. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.

16.	COMMITMENTS

Agreement with Inergi LP (Inergi)

Effective March 1, 2002, Inergi, a wholly-owned subsidiary of Cap Gemini Canada Inc., began providing services to Hydro One. On May 1, 2010, consistent with the terms of the contract, the Company extended the Master Services Agreement with Inergi for a further three-year period. This agreement will expire on February 28, 2015. As a result of this agreement, Hydro One receives from Inergi a range of services including business processing and information technology outsourcing services, as well as core system support related primarily to SAP implementation and optimization.

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. As at September 30, 2013, the Company provided prudential support to the IESO on behalf of Hydro One Networks and Hydro One Brampton Networks using parental guarantees of $325 million (December 31, 2012 – $325 million), and on behalf of two other distributors using guarantees of approximately $1 million (December 31, 2012 – $1 million). Based on its credit rating category, the Company has provided letters of credit in the amount of $10 million (December 31, 2012 – $22 million) to the IESO. The IESO could draw on these guarantees and/or letters of credit if these subsidiaries or distributors fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the nominal amount of the parental guarantees.

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for the Company’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure the Company’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. At September 30, 2013, Hydro One had letters of credit of $127 million (December 31, 2012 – $127 million) outstanding relating to retirement compensation arrangements.

40

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2013 and 2012

17.	SEGMENTED REPORTING

Hydro One has three reportable segments:

•	The Transmission Business, which comprises the core business of providing electricity transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

•	The Distribution Business, which comprises the core business of delivering and selling electricity to customers; and

•	Other, the operations of which primarily consist of those of the telecommunications business.

The designation of segments has been based on a combination of regulatory status and the nature of the products and services provided. Operating segments for the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance at each of the segments. The Company evaluates segment performance based on income before financing charges and provision for PILs from continuing operations (excluding certain allocated corporate governance costs).

The accounting policies followed by the segments are the same as those followed by the Company. Segment information on the above basis is as follows:

Three months ended September 30, 2013 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Segment profit
Revenues	422	1,104	16	1,542
Purchased power	—	744	—	744
Operation, maintenance and administration	112	170	14	296
Depreciation and amortization	80	88	3	171

Income (loss) before financing charges and provision for PILs	230	102	(1)	331
Financing charges				90

Income before provision for PILs				241

Capital investments	200	157	1	358

Three months ended September 30, 2012 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Segment profit
Revenues	403	1,047	16	1,466
Purchased power	—	695	—	695
Operation, maintenance and administration	100	161	15	276
Depreciation and amortization	80	81	2	163

Income (loss) before financing charges and provision for PILs	223	110	(1)	332
Financing charges				97

Income before provision for PILs				235

Capital investments	201	171	2	374

41

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2013 and 2012

Nine months ended September 30, 2013 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Segment profit
Revenues	1,163	3,308	46	4,517
Purchased power	—	2,226	—	2,226
Operation, maintenance and administration	289	487	44	820
Depreciation and amortization	238	247	7	492

Income (loss) before financing charges and provision for PILs	636	348	(5)	979
Financing charges				267

Income before provision for PILs				712

Capital investments	506	469	4	979

Nine months ended September 30, 2012 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Segment profit
Revenues	1,134	3,112	47	4,293
Purchased power	—	2,064	—	2,064
Operation, maintenance and administration	314	457	45	816
Depreciation and amortization	232	234	7	473

Income (loss) before financing charges and provision for PILs	588	357	(5)	940
Financing charges				270

Income before provision for PILs				670

Capital investments	577	459	5	1,041

Total Assets by Segment:

(millions of Canadian dollars)	September 30, 2013	December 31, 2012
Transmission	12,037	11,586
Distribution	9,040	8,621
Other	476	604

Total assets	21,553	20,811

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

18.	SUBSEQUENT EVENT

On October 9, 2013, Hydro One issued $750 million 2.78% notes and $435 million 4.59% notes, with maturity dates of October 9, 2018 and October 9, 2043, respectively, under its MTN Program.

42